Exhibit 99.1

European Investment Bank (EIB) considering extending maturity of its financial facility contract with Scinai Immunotherapeutics in light of Scinai’s recent strategic pivot

●	Recently rebranded Scinai Immunotherapeutics shifted drug development focus from COVID-19 antibody to a novel antibody for the treatment of psoriasis and launched a CDMO business unit

●	Adjusted terms being considered by EIB would extend maturity of finance facility and improve shareholders’ equity

JERUSALEM, Oct. 31, 2023 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI), a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases, today announced that its primary creditor, the European Investment Bank (EIB), is currently considering favorably adjusting the terms of the EIB’s financial facility contract with the Company, in particular by extending the facility’s maturity. Formal feedback from the EIB management regarding a definitive amendment to the facility is anticipated as soon as November 2023.

According to its website, the EIB is the lending arm of the European Union and is the biggest multilateral financial institution/economic development bank in the world, supporting projects that promote the priorities and objectives of the European Union. While the EIB undertakes a thorough due diligence process when first extending a financial facility or considering an adjustment to the terms, it also considers the potential impact on the recipient and structures its financial facilities “with terms that match the economic life of each project which can sometimes exceed 30 years.” In this way EIB provides innovative young companies not only with required resources but also sufficient time to achieve their business goals and, at the same time, the EIB’s impact objectives. The EIB’s “long-term approach also provides stability, which matters enormously to many early-stage companies dealing with new technologies.” In this sense the EIB is quite different from typical commercial lenders and venture debt lenders who prioritize relatively rapid repayment.

Currently, the EIB is considering extending a maturity of EIB’s venture debt facility to Scinai in light of the Company’s recent strategic shift. As a result of the potential extension, the Company expects a positive impact on Scinai’s shareholders’ equity, which could enable the Company to restore compliance with Nasdaq Listing Rules regarding minimum shareholders’ equity, subject to the discretion of Nasdaq.

Amir Reichman, Scinai’s CEO, commented, “I thank the EIB for their ongoing support and cooperation. As the lending arm of the European Union, the EIB’s mission includes providing financing to support medical research and improve healthcare. The anticipated adjustment of our financial facility agreement with the EIB will provide much needed relief to our financial position, thereby helping to clear the path towards developing Scinai into a company that provides significant benefits to patients and investors.”

As announced on Aug. 10, 2022, terms of the outstanding €24 million financial facility currently includes maturity on Dec. 31, 2027 as well as royalty payments. In September 2023, as part of the Company’s strategic pivot, the Company rebranded as Scinai Immunotherapeutics.

There is no guarantee that the EIB will approve the adjustment of the terms of the EIB’s financial facility with the Company, including the delay of the facility’s maturity.

About Scinai Immunotherapeutics Ltd.

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases. With a state-of-the-art facility for biopharmaceutical product development and manufacturing and highly experienced pharmaceutical industry leadership, Scinai offers end-to-end boutique CDMO services in parallel to developing its own pipeline of diversified and commercially viable products beginning with an innovative nanosized VHH antibody (NanoAb) pipeline targeting diseases with large unmet medical needs. Company website: www.scinai.com.

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the adjustments to the terms of the EIB’s facility to the Company and compliance with the Nasdaq Listing Rules. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the EIB will not agree to adjust the terms of its financial facility to the Company, that the Company’s ADSs will not return to compliance with the Nasdaq Listing Rules, that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.